UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)

FINJAN HOLDINGS INC.
(Name of Issuer)
Common Stock	31788 H105
(Title of Class of Securities)	(CUSIP Number)
Neil Cohen 2 Beitar St. Jerusalem, Israel phone number (+972 2 654 3211)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 6 Pages)

CUSIP No.	31788 H105	13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS: Israel Seed IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,737,782
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,737,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,737,782
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.88% (1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentages reported in this Schedule 13D are based upon 27,707,329 shares of common stock issued and outstanding as of November 6, 2017 (according to the Report on Form 10-Q filed by the Issuer on November 9, 2017.

CUSIP No.	31788 H105	13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS: Israel Venture Partners 2000 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,737,782
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,737,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,737,782
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.88% (1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentages reported in this Schedule 13D are based upon 27,707,329 shares of common stock issued and outstanding as of November 6, 2017 (according to the Report on Form 10-Q filed by the Issuer on November 9, 2017.

CUSIP No.	31788 H105	13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS: Neil Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,737,782
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,737,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,737,782
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.88% (1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentages reported in this Schedule 13D are based upon 27,707,329 shares of common stock issued and outstanding as of November 6, 2017 (according to the Report on Form 10-Q filed by the Issuer on November 9, 2017.

This Amendment No. 1 to Schedule 13D is filed to report certain dispositions of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2013 (the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 1 is being filed by Israel Seed IV,  L.P., a Cayman Islands limited partnership (“Israel Seed”), Israel Venture Partners 2000 Limited, a Cayman Islands company (“Israel Ventures”), and Neil Cohen (“Cohen”). This Amendment No. 1 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 1 is filed with the Securities and Exchange Commission.

ITEM 3.          Source and Amount of Funds or Other Consideration.

 Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

On August 22, 2013, the Issuer effected a 12-for-1 reverse stock split of its Common Stock (the “Reverse Split”). As a result of the Reverse Split, the number of shares of Common Stock outstanding was reduced to approximately 22,368,415 shares, and the Reporting Persons’ number of shares of Common Stock held was reduced to approximately 4,365,206 shares.

Page 5 of 7 Pages

Israel Seed sold shares of the Issuer’s Common Stock on the open market as set forth below:

Date of Transaction	Number of shares of Common Stock	Price per share
January 23, 2018	71,820	$ 2.3375(1)
January 22, 2018	13,180	$2.3001(1)
January 18, 2018	26,226	$2.4358(1)
January 16, 2018	4,349	$2.302(1)
January 12, 2018	9,425	$2.3004(1)
January 11, 2018	54,270	$2.2875(1)
January 10, 2018	25,109	$2.20
January 8, 2018	11,683	$2.4506(1)
January 5, 2018	21,200	$2.4501(1)
January 2, 2018	27,020	$2.5002(1)
December 20, 2017	145,200	$2.5625(1)
December 1, 2017	5,100	$2.45
July 21, 2017	14,891	$3.4811(1)
July 20, 2017	2,570	$3.4979(1)
July 19, 2017	17,960	$3.4897(1)
June 22, 2017	87,342	$3.4928(1)
June 6, 2017	59,077	$3.4869(1)
May 24, 2017	73,395	$3.4796(1)
May 23, 2017	82,079	$3.5024(1)
May 22, 2017	114,320	$3.2346(1)
May 19, 2017	85,680	$3.0621(1)
May 18, 2017	40,932	$2.9013(1)
May 15, 2017	80,284	$2.7849(1)
May 12, 2017	133,512	$2.5691(1)
May 10, 2017	15,960	$2.20(1)
May 9, 2017	34,040	$2.1266(1)
May 8, 2017	50,000	$2.015(1)
April 26, 2017	47,800	$2.0022(1)
April 19, 2017	50,000	$1.90
April 18, 2017	50,000	$1.84
April 4, 2017	5,400	$1.80(1)
April 3, 2017	17,100	$1.8322(1)
March 31, 2017	50,200	$1.6982(1)
March 30, 2017	14,050	$1.6097(1)
March 28, 2017	36,050	$1.6022(1)
March 21, 207	21,116	$1.5009(1)
March 20, 2017	5,100	$1.50(1)
March 17, 2017	4,000	$1.5003(1)
March 6, 2017	6,544	$1.50(1)
March 3, 2017	9,927	$1.5016(1)
January 26, 2017	3,513	$1.50(1)
(1)	Average price. These shares were sold in multiple transactions.
Item 5.          Interest in Securities of the Issuer.

Item 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) (b)  Israel Seed is the beneficial owner of  2,737,782 shares of Common Stock of the Issuer,  constituting 9.88% of the outstanding common stock. The general partner of Israel Seed is Israel Venture.  Cohen, Jonathan Medved and Michael Eisenberg are the current members of Israel Venture. However, Cohen is the managing member of Israel Venture and, in his capacity as such, has voting and dispositive power with respect to such shares, and accordingly, may be deemed to beneficially own such shares.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2018

ISRAEL SEED IV, L.P.

By:  /s/ Neil Cohen
Name: Neil Cohen
Title:    Managing Member

Dated:  January 24, 2018

ISRAEL VENTURE PARTNERS 2000 LIMITED

By:  /s/ Neil Cohen
Name: Neil Cohen
Title:    Managing Member

Dated:  January 24, 2018

By:  /s/ Neil Cohen
Name: Neil Cohen

Page 7 of 7 Pages